Exhibit 99.1

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS, but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law, establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS, the Compendium of Accounting Standards will take precedence.

Banco Santander Chile

3Q 2017 Earnings Report

Santander

- Section 1 Key consolidated data 1
- Section 2 Summary of results 2
- Section 3 YTD results by reporting segment 6
- Section 4 Loans, funding and capital 7
- Section 5 Analysis of quarterly income statement 10
- Section 6 Credit risk ratings 20
- Section 7 Share performance 21
- Annex 1 Balance Sheet 22
- Annex 2 YTD Income Statements 23
- Annex 3 Quarterly Income Statements 24
- Annex 4 Quarterly evolution of main ratios and other information 25

CONTACT INFORMATION
Robert Moreno
Manager, Investor Relations Department
Banco Santander Chile
Bandera 140 Piso 20 Santiago, Chile
Tel: (562) 2320-8284
Email: irelations@santander.cl
Website: www.santander.cl

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	Sept’17	Sept’16	% Change
Total assets	35,152,715	35,800,252	(1.8%)
Gross customer loans	27,761,585	26,868,375	3.3%
Customer deposits	19,862,372	20,040,250	(0.9%)
Customer funds	25,386,680	25,310,065	0.3%
Total shareholders’ equity	2,971,938	2,794,109	6.4%

Income Statement (Ch$mn)	9M17	9M16	% Change
Net interest income	980,190	964,717	1.6%
Net operating profit before provisions for loan losses	1,372,470	1,272,658	7.8%
Provision for loan losses	(222,400)	(255,573)	(13.0%)
Op expenses excluding impairment and other op. exp.	(522,249)	(508,889)	2.6%
Income before tax	552,460	445,477	24.0%
Net income attributable to equity holders of the Bank	430,137	363,718	18.3%

Profitability and efficiency	9M17	9M16	Change bp
Net interest margin (NIM) [1]	4.3%	4.4%	-10
Efficiency ratio[2]	40.2%	42.1%	-195
Return on avg. equity	20.0%	17.3%	+207
Return on avg. assets	1.7%	1.4%	+30
Core Capital ratio	10.7%	10.3%	+37
BIS ratio	13.6%	13.2%	+39
Return on RWA	2.1%	1.8%	+300

Asset quality ratios (%)	Sept’17	Sept’16	Change bp
NPL ratio[3]	2.1%	2.1%	+5
Coverage of NPLs ratio [4]	137.2%	145.9%	-870
Cost of credit[5]	1.1%	1.4%	-36

Structure (#)	Sept’17	Sept’16	Change (%)
Branches	405	464	(12.7%)
ATMs	937	1,406	(33.4%)
Employees	11,052	11,557	(4.4%)

Market capitalization	sep-17	sep-16	Change (%)
Net income per share (Ch$)	2.28	1.93	18.3%
Net income per ADR (US$)	1.43	1.17	21.6%
Stock price (Ch$/per share)	47.59	34.04	39.8%
ADR price (US$ per share)	29.71	20.69	43.6%
Market capitalization (US$mn)	13,997	9,747	43.6%
Shares outstanding (millions)	188,446.1	188,446.1	—%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	—%

1 NIM = Net interest income annualized divided by interest earning assets.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.

4. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue.

5. Provision expense annualized divided by average loans.

1

Section 2: Summary of results1

Solid results with ROAE of 20.0% for 9M17 driven by strong net contribution from business segments

Net income attributable to shareholders in 9M17 totaled Ch$430,137 million, increasing 18.3%, with a ROAE2 of 20.0% YTD. These positive results were driven by client activities reflected in the 21.2% YoY increase in Net contribution from business segments3. This was led by a 40.0% increase in net contribution from our Retail Banking segment4, which more than offset the negative effects of lower inflation rate on net interest margins and a higher corporate tax rate.

In the third quarter, net income attributable to shareholders totaled Ch$137,326 million (Ch$0.73 per share and US$0.46/ADR), increasing 12.6% YoY and decreasing 8.7% QoQ. The QoQ fall in results was mainly due to the impact of a lower inflation on margins in the quarter. The YoY rise in quarterly results was mainly due to a rise in client margins, a fall in the cost of credit, greater fees and cost control. The Bank’s ROAE in the quarter reached 18.8% in 3Q17 compared to 20.8% in 2Q16 and up from 17.7% in 3Q16.

Loans increase 2.2% QoQ with growth in all business segments

Total loans increased 2.2% QoQ and 3.3% YoY in 3Q17 with growth in all segments. During the quarter, there was some improvement in various economic indicators, leading to a gradual pick up of loan growth. Retail banking loans increased 0.9% QoQ and 4.5% YoY. The Bank continued to prioritize growth in the mid to high income segments, while maintaining the process of downsizing Santander Banefe, our division for the mass consumer market. Loan growth among middle and high-income earners increased 1.0% QoQ and 5.7% YoY. Meanwhile, in the mass consumer market, loans decreased 10.0% QoQ and 29.5% YoY. Loans to SMEs increased 1.4% QoQ and grew 4.6% YoY.  In this segment, the Bank focused on growing the loan book among larger, less risky SMEs. This segment continued to generate the highest margins net of risk in the Bank. Loans in the Middle-market increased 2.3% QoQ and 3.5% YoY. Following various quarters of subdued growth, this segment’s loan portfolio experienced an acceleration of loan volumes in line with better economic growth figures. In Global corporate Banking (GCB), loans growth also recovered and increased 10.3% QoQ, but is still decreasing 10.9% YoY.

1.	The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).

2.	ROAE: Return on average equity: annualized quarterly net income attributable to shareholders divided by average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.

3.	Net contribution from business segments is defined as Net interest income + Net fee and commission income + Total financial transactions - provision for loan losses – operating expenses.

4.	Retail banking = Individuals + Small and Mid-sized companies (SMEs).

2

Rate cut and lower loan growth drives shift of time deposits towards fee generating mutual funds

In 2017, the Bank’s funding strategy has been focused on lowering deposits rates in tandem with the lower Central Bank rates, and optimizing liquidity levels. In 3Q17, as loan growth began to accelerate, deposits also began to rise at a higher pace, but with controlled funding costs. Total deposits expanded 3.2% QoQ with time deposits rising 4.4% and demand deposits increasing 1.0%. The cost of time deposits in the quarter decreased an additional 40 basis points QoQ to 2.6%.

NIMs, net or risk: Lower inflation offset by lower cost of funds and stable cost of credit

Total NIM5 was 4.3% in 3Q17, down 30bp QoQ YoY and 20bp YoY due to lower inflation during the quarter. The Bank has more assets linked to inflation than liabilities; therefore, in periods of lower inflation, our margins are compressed. Client NIMs6 (defined as Client NII divided by average loans, which excludes the impact of inflation and the ALCO’s liquidity portfolio), were stable at 5.0% in 3Q17. The Bank has managed to maintain client NIMs by enforcing a strict pricing policy on loans and a lower cost of funds.

The negative impact of a lower inflation rate in the quarter was also offset by the improvements in the cost of credit7. NIM net of risk8 for 3Q17, was 3.3%, down from 3.6% 2Q17, however up from 3.2% in 3Q16. The Client NIM net of risk increased to 3.9%, up slightly by 2bp from 2Q17 and 35bp from 3Q16. In general asset quality indicators remained stable in the quarter. The NPL ratio decreased to 2.1%, with a reduction in the NPL ratio of commercial and mortgage loans. On the other hand, the low growth of the economy during most of the year has resulted in some deterioration of the impaired loan ratio which increased from 6.3% as of June 2017 to 6.4% as of September 2017. Provision for loan losses decreased 5.9% QoQ and 23.5 % YoY in 3Q17, reflecting the change in the loan mix as part of the de-risking strategy enforced by the Bank which has led to a cost of credit of 1.1% in 3Q17, an improvement on the 1.4% in 3Q16.

5.	Annualized Net interest income divided by average interest earning assets.

6.	Net interest income from our business segments (Client NII) divided by average loans

7.	Annualized provision for loan losses / average total loans. Averages are calculated using monthly figures.

8.	Annualized Net interest income minus annualized provisions divided by average interest earning assets.

3

Greater customer loyalty & satisfaction fueling solid fee growth

In 3Q17, fee income decreased 5.2% QoQ and increased 5.7% YoY. The YoY rise in fees continues to be driven by improvements in client loyalty and satisfaction. Loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment grew 10.4% YoY. Among Mid-income earners, loyal customers increased 3.2% YoY. Loyal Middle-market and SME clients grew 7.4% YoY.

The QoQ decline in fees was mainly due to: (i) the decrease in ATM card fees income, as we have been optimizing the ATM network, which negatively affects fee income, but has a positive impact on costs and efficiency (See Operating expenses and Efficiency.) and (ii) a reduction in fees from the GCB segment, following a strong first half in investment and transactional banking activities.

Sustained rise in productivity and digitalization. Efficiency ratio at 40.2% in 3Q17

The Bank’s efficiency ratio9 reached 40.2% in 3Q17 compared to 41.1% in the same period of last year. Operating expenses grew 2.5% QoQ and 4.8% YoY. The relatively low cost growth is a direct consequence of the various initiatives that the Bank has been implementing to improve productivity and efficiency. Personnel expenses decreased 0.5% QoQ in 3Q17 and increased 1.2% YoY mainly due to the rise in salaries as they are adjusted according to CPI inflation. However, this has been offset by a 4.4% decrease in total headcount in the last twelve months. Administrative expenses increased 7.7% YoY in 3Q17 mainly explained by expenses to re-model branches to a new multi-segment format, opening of more WorkCafé and investments in the development of new digital initiatives. This quarter we also launched another digital milestone, our 100% Digital Onboarding platform. This platform allows non-clients to become a client of the Bank vía our APP using Touch ID or the web page, ensuring automatic credit scoring and data check.

Solid core capital10 ratio of 10.7% as of September 2017.

The Bank’s Core capital ratio reached 10.7% at the end of 3Q17, 40bp higher than the levels as of September 2016. The total BIS ratio11 was stable at 13.6% as of September 2017 with a YoY growth of RWA of 2.7%.

9. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

10. Core capital ratio = Shareholders’ equity divided by risk-weighted assets according to SBIF BIS I definitions.

11. BIS ratio: Regulatory capital divided by Risk Weighted Assets.

 Summary of Quarterly Results

(Ch$ Million)

	Quarter			Change%
	3Q17	2Q17	3Q16	3Q17 / 3Q16	3Q17 / 2Q17
Net interest income	317,581	344,034	323,407	(1.8%)	(7.7%)
Net fee and commission income	68,102	71,838	64,424	5.7%	(5.2%)
Total financial transactions, net	39,441	35,405	40,689	(3.1%)	11.4%
Provision for loan losses	(72,028)	(76,510)	(94,211)	(23.5%)	(5.9%)
Operating expenses (excluding Impairment and Other operating expenses)	(178,958)	(174,511)	(170,832)	4.8%	2.5%
Impairment, Other operating income and expenses, net	14,903	(19,297)	(12,654)	(217.8%)	(177.2%)
Operating income	189,041	180,959	150,823	25.3%	4.5%
Net income attributable to shareholders of the Bank	137,326	150,436	121,979	12.6%	(8.7%)
Net income/share (Ch$)	0.73	0.80	0.65	12.6%	(8.7%)
Net income/ADR (US$)[1]	0.46	0.48	0.39	16.1%	(5.2%)
Total loans	27,761,585	27,156,024	26,868,375	3.3%	2.2%
Deposits	19,862,372	19,255,177	20,040,250	(0.9%)	3.2%
Shareholders’ equity	2,971,938	2,895,250	2,794,109	6.4%	2.6%
Net interest margin	4.3%	4.6%	4.5%
Efficiency ratio[2]	40.2%	40.4%	41.1%
Return on equity[3]	18.8%	20.8%	17.7%
NPL / Total loans[4]	2.1%	2.2%	2.1%
Coverage NPLs	137.2%	136.2%	145.9%
Cost of credit[5]	1.1%	1.1%	1.4%
Core Capital ratio[6]	10.7%	10.8%	10.3%
BIS ratio	13.6%	13.6%	13.2%
Branches	405	406	464
ATMs	937	1,059	1,406
Employees	11,052	11,068	11,557

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.

4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.

5. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures.

6. Core capital ratio = Shareholders’ equity divided by risk-weighted assets according to SBIF BIS I definitions.

Section 3: YTD Results by reporting segment

Net contribution from business segments rises 21.2% YoY in 9M17

  Year to date results

(Ch$ Million)

	Retail Banking[1]	Middle market[2]	Global corporate banking[3]	Total segments[4]
Net interest income	731,791	196,889	74,519	1,003,199
Change YoY	6.6%	7.8%	5.4%	6.7%
Net fee and commission income	155,186	27,263	22,103	204,552
Change YoY	2.0%	(4.9%)	10.4%	1.8%
Core revenues	886,977	224,152	96,622	1,207,751
Change YoY	5.8%	6.0%	6.5%	5.9%
Total financial transactions, net	14,743	10,537	42,664	67,944
Change YoY	(7.3%)	(27.7%)	(1.9%)	(8.1%)
Provision for loan losses	(212,175)	(13,803)	2,352	(223,626)
Change YoY	(15.2%)	(15.6%)	(16.2%)	(15.2%)
Net operating profit from business segments[5]	689,545	220,886	141,638	1,052,069
Change YoY	14.1%	5.4%	3.4%	10.6%
Operating expenses[6]	(398,444)	(68,642)	(44,671)	(511,757)
Change YoY	0.5%	2.5%	6.7%	1.3%
Net contribution from business segments	291,101	152,244	96,967	540,312
Change YoY	40.0%	6.8%	1.9%	21.2%

1. Retail consists of individuals and SMEs with annual sales below Ch$2,000 million.

2. Middle-market is made up of companies with annual sales exceeding Ch$2,000 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.

3. Global Corporate Banking, GCB: consists of foreign and domestic multinational companies with sales over Ch$10,000 million.

4. Excludes the results from Corporate Activities.

5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - provision for loan losses.

6. Operating expenses = personnel expenses +administrative expenses + depreciation.

Net contribution from our business segments rose 21.2% YoY in 9M17 compared to the same period of 2016. These results exclude our Corporate Activities, which include, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio. The net contribution from Retail banking increased 40.0% YoY. Core revenues (net interest income + fees) increased 5.8% YoY driven by a 6.6% YoY increase in Net interest income. This rise in revenues was furthered leveraged on the 15.2% decrease in provision expenses due to the shift in the loan mix towards the middle-high income segments and larger SMEs. Operating expenses in this segment were controlled, increasing only 0.5% as productivity continued to rise. Net contribution from the Middle-market increased 6.8% YoY in 9M17. Core revenues in this segment grew 6.0%, led by a 7.8% increase in net interest revenue, and a 15.6% decrease in provision for loan losses. This was achieved despite an environment of low loan growth, reflecting this segments focus on non-lending revenues. This was offset by lower financial transactions. Net contribution from GCB rose 1.9% in 9M17. Core revenues increased 6.5% YoY driven by an improvement in interest income (5.4% YoY) and a 10.4% rise in fees. The Bank’s strength in cash management services and financial advisory fees has driven income in this segment.

Section 4: Loans, funding and capital

Loans

Loan growth slowly picking up in the quarter as the Bank remains focused on profitability

Total loans increased 2.2% QoQ and 3.3% YoY in 3Q17 with growth in all segments. During the quarter, there was some improvement in various economic indicators, leading to a gradual pick up of loan growth. We expect loan growth to gain momentum for the last quarter and in 2018, as the speed of economic growth should gain momentum.

  Loans by segment

(Ch$ Million)

	Quarter			Change%
	Sept-17	Jun-17	Sept-16	Sept-17 / 16	Sept-17 / Jun 17
Total loans to individuals[1]	15,116,076	15,005,163	14,463,152	4.5%	0.7%
Consumer loans	4,477,196	4,469,821	4,311,786	3.8%	0.2%
Residential mortgage loans	8,935,539	8,861,371	8,471,975	5.5%	0.8%
SMEs	3,772,564	3,719,986	3,605,955	4.6%	1.4%
Retail banking	18,888,640	18,725,149	18,069,107	4.5%	0.9%
Middle-market	6,616,905	6,470,422	6,390,830	3.5%	2.3%
Global Corporate Banking	2,068,780	1,876,105	2,322,994	(10.9%)	10.3%
Total loans[2]	27,761,585	27,156,024	26,868,375	3.3%	2.2%

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.

2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 3 of the Financial Statements.

Retail banking loans increased 0.9% QoQ and 4.5% YoY. The Bank continued to prioritize growth in the mid to high income segments and continued with the process of downsizing Santander Banefe, our division for the mass consumer market (persons with disposable income of less than US$800/month approximately). Loans to individuals increased 0.7% QoQ and 4.5% YoY. Consumer loans increased 0.2% QoQ and 3.8% YoY. Mortgage loans increased 0.8% QoQ and 5.5% YoY. Loan growth among middle and high-income earners increased 1.0% QoQ and 5.7% YoY. Meanwhile, in the low end of the consumer market, loans decreased 10.0% QoQ and 29.5% YoY.

Loans to SMEs increased 1.4% QoQ and grew 4.6% YoY.  In this segment, the Bank focused on growing the loan book among larger, less riskier SMEs due to risk considerations and also due to the fact that larger SMEs generate higher non-lending revenues. This segment continues to generate the highest margins net of risk in the Bank.

In the corporate segments of the Bank loan growth also rebounded in the quarter in line with the more positive economic outlook. Loans in the Middle-market increased 2.3% QoQ and 3.5% YoY. In GCB, loans growth was also positive for the first time this year, increasing 10.3% QoQ, but is still decreasing 10.9% YoY.

Funding and Liquidity

Positive deposit growth in the quarter. Cost of funds continues to improve

   Funding

(Ch$ Million)

	Quarter			Change%
	Sept-17	Jun-17	Sept-16	Sept-17 / 16	Sept-17 / Jun 17
Demand deposits	7,270,501	7,195,893	6,913,452	5.2%	1.0%
Time deposits	12,591,871	12,059,284	13,126,798	(4.1%)	4.4%
Total Deposits	19,862,372	19,255,177	20,040,250	(0.9%)	3.2%
Mutual Funds brokered[1]	5,524,308	5,562,941	5,269,815	4.8%	(0.7%)
Bonds	6,900,261	7,045,748	6,889,770	0.2%	(2.1%)
Adjusted loans to deposit ratio[2]	101.0%	100.3%	95.6%
LCR [3]	122.5%	123.1%	124.1%
NSFR [4]	106.0%	102.9%	105.6%

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.

2. Ratio =(Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank’s mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans funded with long term bonds in the numerator of our ratio.

3. Liquidity Coverage Ratio calculated according to ECB rules. Chilean ratios are still under construction.

4. Net Stable Funding Ratio calculated using internal methodology. Chilean ratios are still under construction.

In 2017, the Bank’s funding strategy has been focused on lowering deposits rates in tandem with the lower Central Bank rates, and optimizing liquidity levels. In 3Q17, as loan growth began to accelerate, deposits also began to rise at a higher pace, but with controlled funding costs. Total deposits expanded 3.2% QoQ with time deposits rising 4.4% and demand deposits increasing 1.0%. The cost of time deposits in the quarter decreased an additional 40 basis points QoQ to 2.6%.

The Bank’s liquidity levels remains healthy in the quarter. Our LCR ratio reached 122.5% as of September 2017 and the NSFR ratio reached 106.0% in the same period.

12. Corresponds to interest expense paid on time deposits divided by the quarterly average balance of time deposits

Shareholders’ equity and regulatory capital

ROAE13 of 20.0% in 9M17. Core Capital ratio at 10.7%.

Equity (Ch$ Million)

	Quarter			Change%
	Sept-17	Jun-17	Sept-16	Sept-17 / 16	Sept-17 / Jun 17
Capital	891,303	891,303	891,303	—%	—%
Reserves	1,781,818	1,781,817	1,640,112	8.6%	—%
Valuation adjustment	(2,279)	17,162	8,091	—%	—%
Retained Earnings:
Retained earnings prior periods	—	—	—	—%	—%
Income for the period	430,137	292,811	363,718	18.3%	46.9%
Provision for mandatory dividend	(129,041)	(87,843)	(109,115)	18.3%	46.9%
Equity attributable to equity holders of the Bank	2,971,938	2,895,250	2,794,109	6.4%	2.6%
Non-controlling interest	46,443	30,058	31,720	46.4%	54.5%
Total Equity	3,018,381	2,925,308	2,825,829	6.8%	3.2%
Quarterly ROAE	18.8%	20.8%	17.7%
YTD ROAE	20.0%	20.3%	17.3%

Shareholders’ equity totaled Ch$2,971,938 million as of September 30, 2017. The Bank’s ROAE in 3Q17 reached 18.8% and 20.0% for the first nine months of the year, in line with guidance and 200 bp higher than in the same period of 2016. The Bank’s Core capital ratio14 reached 10.7% at the end of 3Q17, 40bp higher than the levels as of September 2016. Compared to 2Q17, core capital levels remained stable. The total BIS ratio15 reached 13.6% as of September 2017 with RWA growing 2.7% YoY.

Capital Adequacy (Ch$ Million)

	Quarter			Change%
	Sept-17	Jun-17	Sept-16	Sept-17 / 16	Sept-17 / Jun 17
Tier I (Core Capital)	2,971,938	2,895,250	2,794,109	6.4%	2.6%
Tier II	814,652	799,032	786,935	3.5%	2.0%
Regulatory capital	3,786,590	3,694,282	3,581,044	5.7%	2.5%
Risk weighted assets	27,863,424	27,132,274	27,130,806	2.7%	2.7%
Tier I (Core Capital) ratio	10.7%	10.7%	10.3%
BIS ratio	13.6%	13.6%	13.2%

13. Return on average equity

14. Core Capital ratio = Shareholders’ equity divided by Risk-weighted Assets (RWA) according to SBIF BIS I definitions.

15. BIS ratio: Regulatory capital divided by RWA.

Section 5: Analysis of quarterly income statement

Net interest income

Total NIM decreases to 4.3% in 3Q17 with Client NIMs stable at 5.0%.

In 3Q17, Net interest income, NII, decreased 7.7% QoQ and 1.8% YoY, mainly due to the lower inflation in the quarter. The Net interest margin, NIM fell to 4.3% compared to 4.6% in 2Q17 and 4.5% in 3Q16. The Bank partially counteracted the impacts of negative inflation by maintaining stable client margins, optimizing liquidity levels and lowering the net gap in inflation indexed assets. In order to improve the explanation of margins, we have divided the analysis of Net interest income between Client net interest income and Non-client net interest income16.

Net Interest Income / Margin (Ch$ Million)

	Quarter			Change%
	3Q17	2Q17	3Q16	3Q17 / 3Q16	3Q17 / 2Q17
Net interest income from business segments	336,132	338,393	327,478	2.6%	(0.7%)
Non-client net interest income	(18,551)	5,641	(4,071)	355.8%	—%
Net interest income	317,581	344,034	323,407	(1.8%)	(7.7%)
Average interest-earning assets	29,572,180	29,917,800	28,979,918	2.0%	(1.2%)
Average loans	27,149,550	27,036,649	26,550,078	2.3%	0.4%
Avg. net gap in inflation indexed (UF) instruments[1]	3,603,445	4,183,995	4,803,260	(25.0%)	(13.9%)
Interest earning asset yield[2]	6.2%	7.4%	7.4%
Cost of funds[3]	2.0%	2.8%	3.3%
Client net interest margin[4]	5.0%	5.0%	4.9%
Net interest margin (NIM) [5]	4.3%	4.6%	4.5%
Quarterly inflation rate[6]	-0.03%	0.7%	0.6%
Central Bank reference rate	2.5%	2.5%	3.5%

1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.

2. Interest income divided by average interest earning assets.

3. Interest expense divided by sum of average interest bearing liabilities and demand deposits.

4. Annualized Net interest income from business segments divided by average loans.

5. Annualized Net interest income divided by average interest earning assets.

6. Inflation measured as the variation of the Unidad de Fomento in the quarter.

Client NII. In 3Q17, Net interest income from our business segments (Client NII) increased 2.6% YoY and fell 0.7% QoQ. Average loans were relatively flat QoQ and grew 2.3% YoY. Client NIMs (defined as Client NII divided by average loans), which excludes the impact of inflation and the ALCO’s liquidity portfolio, remained stable at 5.0% in 3Q17. The Bank has managed to maintain client NIMs by strict pricing standards and lower funding costs.

16. Client Net interest income: NII from the Bank’s reporting segments that includes NII from the Retail, Middle-market and GCB segments. Non-client NII: NII from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NII from the available for sale portfolio and the interest expense to fund the Bank’s trading investment portfolio. The interest from the Bank’s financial investments classified as trading are recognized as Financial transactions net.

Non-client NII. The variation Unidad de Fomento (an inflation indexed currency unit or UF) in 3Q17 was -0.03% compared to 0.7% in 2Q17 and 0.6% in 3Q16. The Bank has more assets than liabilities linked to inflation and, as a result, margins go up when inflation accelerates and vice-versa. On a QoQ basis, the decrease in non-client net interest income is due to the lower inflation rate in 3Q17 compared to 2Q17 and 3Q16. It is important to note that despite negative UF inflation in 3Q17 compared to 3Q16, the Bank reduced the impact this has on margins by: (i) the Bank lowered its UF gap exposure by 13.9% QoQ and 25.0% YoY, (ii) strong client NIMs, as mentioned above driven by the cut in the Central Bank’s monetary policy rate to 2.5%. The Bank’s liabilities, mainly time deposits, have a shorter duration than assets, so a 100bp average yearly fall in short-term interest rates should result in an approximately 12bp rise in NIMs.

Going forward, Client NIMs should remain stable at current levels. At the same time, the UF inflation rate in 4Q17 should be slightly higher than in 3Q17. For 2018, we are expecting a variation of the UF inflation of 2.5-2.7% compared to 1.9% in 2017 with stable short-term interest rates.

Asset quality and provision for loan losses

Stable asset quality indicators in the quarter. Cost of credit at 1.1%

In general, asset quality indicators remained stable in the quarter. On the one hand the NPL ratio improved slightly to 2.1% in 3Q17 compared to 2.2% in 2Q17, in line with the Bank’s loan growth strategy of steering away from the low end of the consumer market. Similarly, the Bank’s Expected loss ratio or Risk index, measured as Loan Loss Allowances (LLA) over total loans also remained stable at 2.9% as of September 2017. The coverage ratio of NPLs reached 137.2% as of September 2017. At the same time during September 2017, and as part of the normal process of updating the provisioning model for loans analyzed on a group basis, the Bank calibrated these models, incorporating a greater historical depth, including a recession period, thus strengthening the parameters of probability of default and loss given default. This calibration resulted in an increase in provisions associated with commercial and mortgage loans and a decrease in provisions associated with consumer loans, without generating significant differences in the total stock of provisions for credit risk. Finally, As economic growth remained sluggish in 1H17, this fueled some deterioration of the impaired loan ratio from 6.3% as of June 2017 to 6.4% as of September 2017.

Provision for loan losses (Ch$ Million)

	Quarter			Change%
	3Q17	2Q17	3Q16	3Q17 / 3Q16		3Q17 / 2Q17
Gross provisions	(51,746)	(49,898)	(68,553)	(24.5%)		3.7%
Charge-offs[1]	(42,816)	(47,379)	(45,783)	(6.5%)		(9.6%)
Gross provisions and charge-offs	(94,562)	(97,277)	(114,336)	(17.3%)		(2.8%)
Loan loss recoveries	22,534	20,767	20,125	12.0%		8.5%
Provision for loan losses	(72,028)	(76,510)	(94,211)	(23.5%)		(5.9%)
Cost of credit[2]	1.1%	1.1%	1.4%	-25	bp	-6	bp
Total loans[3]	27,761,585	27,156,024	26,868,375	3.3%		2.2%
Total Loan loss allowances (LLAs)	(809,021)	(799,442)	(812,707)	(0.5%)		1.2%
Non-performing loans[4] (NPLs)	589,581	587,107	556,965	5.9%		0.4%
NPLs consumer loans	89,190	90,524	94,233	(5.4%)		(1.5%)
NPLs commercial loans	344,518	338,728	317,070	8.7%		1.7%
NPLs residential mortgage loans	155,873	157,855	145,662	7.0%		(1.3%)
Impaired loans[5]	1,788,049	1,705,257	1,594,267	12.2%		4.9%
Impaired consumer loans	327,396	309,040	282,709	15.8%		5.9%
Impaired commercial loans	1,015,198	966,085	918,918	10.5%		5.1%
Impaired residential mortgage loans	445,455	430,132	392,640	13.5%		3.6%
Expected loss ratio[6] (LLA / Total loans)	2.9%	2.9%	3.0%
NPL / Total loans	2.1%	2.2%	2.1%
NPL / consumer loans	2.0%	2.0%	2.2%
NPL / commercial loans	2.4%	2.5%	2.3%
NPL / residential mortgage loans	1.7%	1.8%	1.7%
Impaired loans / total loans	6.4%	6.3%	5.9%
Impaired consumer loan ratio	7.3%	6.9%	6.6%
Impaired commercial loan ratio	7.2%	7.1%	6.7%
Impaired mortgage loan ratio	5.0%	4.9%	4.6%
Coverage of NPLs[7]	137.2%	136.2%	145.9%
Coverage of NPLs non-mortgage[8]	170.7%	172.4%	182.4%
Coverage of consumer NPLs	315.5%	328.8%	318.6%
Coverage of commercial NPLs	133.3%	130.6%	141.9%
Coverage of mortgage NPLs	43.9%	37.5%	42.8%

1. Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.

2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.

3. Includes interbank loans.

4. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.

5. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.

6. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the SBIF’s guidelines.

7. LLA / NPLs.

8. LLA of commercial and consumer loans / NPLs of commercial and consumer loans.

Provision for loan losses decreased 5.9% QoQ and 23.5% YoY. The cost of credit in the quarter was 1.1% stable compared to 2Q17 and improving compared to 1.4% in 3Q16. On a QoQ basis, while gross provisions increased, charge-offs were down 9.6% QoQ and loan loss recoveries were up 8.5% QoQ. On a YoY basis, the change in the loan mix continues to be the main force driving down our cost of credit. As a result of the lower cost of credit and stable Client spreads, Client NIMs, net of risk increased 40bp in 3Q17 compared to 3Q16.

  Provision for loan losses

(Ch$ Million)

By product provision for loan losses was as follows:

	Quarter			Change%
	3Q17	2Q17	3Q16	3Q17 / 3Q16	3Q17 / 2Q17
Consumer loans	(19,972)	(47,754)	(68,131)	(70.7%)	(58.2%)
Commercial loans[1]	(40,124)	(26,313)	(27,503)	45.9%	52.5%
Residential mortgage loans	(11,932)	(2,443)	1,423	—%	388.4%
Provision for loan losses	(72,028)	(76,510)	(94,211)	(23.5%)	(5.9%)

1.	Includes provision for loan losses for contingent loans.

Provisions for loan losses for consumer loans decreased 70.7% QoQ and 58.2% YoY. As mentioned in previous earnings reports, the Bank has been enforcing a strategy of lowering its exposure to the low-end of the consumer loan market and this continues to be one driving force in the reduction in provision for loan losses in the consumer loan book. At the same time the re-calibration mentioned above resulted in a reversal of provisions for consumer loans in the quarter. This also explains the reduction of the coverage ratio of consumer loans to 315.5% as of September 2017. Consumer NPLs reached 2.0% as of September 2017 compared to 2.0% in 2Q17 and 2.2% as of September 2016. The impaired consumer loan ratio, increased from 6.9% as of June 2017 to 7.3% as of September 2017, as the Bank saw a rise in early impaired loans status, following a weaker job market in the first half of the year.

Provisions for loan losses for commercial loans increased 45.9% QoQ and decreased 52.5% YoY. This rise was mainly due to the re-calibration of the commercial loan provisioning model for loans analyzed on a group basis. For this same reason, the coverage ratio of commercial NPLs rose to 133.3% as of September 2017. The commercial NPL ratio was 2.4% in 2Q17 compared to 2.5% in 2Q17 and 2.3% in 3Q16.

Provisions for loan losses for residential mortgage loans increased to Ch$11,932 million in the quarter. This rise was mainly due to the re-calibration of the mortgage loan provisioning model for loans analyzed on a group basis. However, the NPL ratio of mortgage loan was improved to 1.7% and the coverage ratio of mortgage NPLs reached 43.9% as of September 2017. As economic growth remained sluggish, especially in the first half of the year, there was some deterioration of the impaired loan ratio that reached 5.0% in 3Q17, 10bp higher QoQ and 40bp higher on a YoY comparison. The Bank also continues to improve the LTV of the mortgage book at origination. Below we have also included a graph with the evolution of the loan-to-value (LTV) of our mortgage loans of the incoming loans.

Net fee and commission income

Greater customer loyalty & satisfaction fueling fee growth

In 3Q17, fee income decreased 5.2% QoQ and increased 5.7% YoY. In retail banking, fees decreased 6.0% QoQ and 13.0% YoY. This is mainly explained by the decrease in ATM card fees income as we have been optimizing the ATM network, which negatively affects fees, but has a positive impact on costs and efficiency (See Operating expenses and Efficiency.) Client loyalty continues to rise in retail banking. Loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment grew 10.4% YoY. Among Mid-income earners, loyal customers increased 3.2% YoY. By products, the biggest contributors to fee income growth were collection of mortgage related insurance fees, asset management and checking account fees.

  Fee Income by client segment

(Ch$ Million)

	Quarter			Change%
	3Q17	2Q17	3Q16	3Q17 / 3Q16	3Q17 / 2Q17
Retail banking[1]	49,924	53,087	57,354	(13.0%)	(6.0%)
Middle-market	9,003	9,117	9,578	(6.0%)	(1.3%)
Global corporate banking	5,560	5,901	6,624	(16.1%)	(5.8%)
Others	3,615	3,733	(9,132)	—%	(3.2%)
Total	68,102	71,838	64,424	5.7%	(5.2%)

1.	Includes fees to individuals and SMEs.

Fees in the Middle-market decreased 6.0% YoY as this segment is the most sensitive to the lower economic growth. This was compensated by the rise in customer loyalty in this segment. Loyal Middle-market and SME clients grew 7.4% YoY.

Fee in GCB fell 5.8% QoQ after a good 1H17. Fees in this segment are deal driven and, therefore, tend to vary significantly from quarter to quarter. The strength of the Bank in providing value added non-lending services, such as cash management and financial advisory services should continue to drive fee income in this segment.

1. Loyal high income and middle income customers with 4 products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME + Middle-market cross-selling differentiated by client size using a point system that depends on number of products, usage of products and income net of risk.

By products, the evolution of fees was as follows:

  Fee Income by product

(Ch$ Million)

	Quarter			Change%
	3Q17	2Q17	3Q16	3Q17 / 3Q16	3Q17 / 2Q17
Credit, debit & ATM card fees	10,849	14,084	11,769	(7.8%)	(23.0%)
Asset management	11,310	10,831	9,927	13.9%	4.4%
Insurance brokerage	8,530	9,209	11,009	(22.5%)	(7.4%)
Guarantees, pledges and other contingent op.	8,754	8,722	8,934	(2.0%)	0.4%
Collection fees	12,187	13,455	7,556	61.3%	(9.4%)
Checking accounts	7,973	7,802	7,819	2.0%	2.2%
Brokerage and custody of securities	2,283	2,308	2,256	1.1%	(1.1%)
Other	6,216	5,427	5,154	20.7%	14.5%
Total fees	68,102	71,838	64,424	5.7%	(5.2%)

Total financial transactions, net

Results from Total financial transactions, net was a gain of Ch$39,441 million in 3Q17, increasing 11.4% QoQ and decreasing 3.1% YoY. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank’s spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are mark-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong appreciation or depreciation of the exchange rate.

  Total financial transactions, net

(Ch$ Million)

	Quarter			Change%
	3Q17	2Q17	3Q16	3Q17 / 3Q16	3Q17 / 2Q17
Net income (expense) from financial operations[1]	48,034	3,623	(158,191)	(130.4%)	1225.8%
Net foreign exchange gain[2]	(8,593)	31,782	198,880	(104.3%)	(127.0%)
Total financial transactions, net	39,441	35,405	40,689	(3.1%)	11.4%

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.

2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

In order to understand more clearly these line items, we present them by business area in the following table:

   Total financial transactions, net by business

(Ch$ Million)

	Quarter			Change%
	3Q17	2Q17	3Q16	3Q17 / 3Q16	3Q17 / 2Q17
Client treasury services	20,004	21,803	23,570	(15.1%)	(8.3%)
Non client treasury income[1]	19,436	13,602	17,119	13.5%	42.9%
Total financ. transactions, net	39,440	35,405	40,689	(3.1%)	11.4%

1. Non client treasury income. These results include the income from sale of loans, including charged-off loans, interest income and the mark-to-market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division.

Client treasury services revenues fell 8.3% QoQ and 15.1% YoY. This movement of client treasury revenues, which usually makes up the bulk of our treasuring income, reflects the demand on behalf of clients for treasury products mainly for their hedging needs and market making. Overall, the Bank has had a good 2017 in Debt Capital Markets that has also led to cross-selling of products in our market making business, which is reflected as client treasury income. In the third quarter, this activity decelerated compared to the prior quarter, mainly market-making income.

Non-client treasury reached Ch$19.4 billion in the quarter. The Bank’s fixed income liquidity portfolio is mainly comprised of Chilean sovereign risk. As inflation expectations fell, local medium and long-term interest rates also declined and the Bank realized gains from its available for sale portfolio, driving non-client treasury income. This was part of our preventive ALM strategy to minimize the impact of lower inflation in the quarter on our profitability.

Operating expenses and efficiency

Efficiency ratio improves to 40.2% in 9M17. Sustained rise in productivity

The Bank’s efficiency ratio reached 40.2% in 9M17 compared to 42.1% in the same period of last year. Operating expenses, excluding Impairment and Other operating expenses increased 2.5% QoQ and 4.8% YoY in the quarter. The relatively low cost growth is a direct consequence of the various initiatives that the Bank has been implementing to improve commercial productivity and efficiency. The success of our on-going digital and branch transformation is resulting in higher labor productivity.

  Operating expenses

(Ch$ Million)

	Quarter			Change%
	3Q17	2Q17	3Q16	3Q17 / 3Q16		3Q17 / 2Q17
Personnel salaries and expenses	(100,855)	(101,350)	(99,643)	1.2%		(0.5%)
Administrative expenses	(59,035)	(54,383)	(54,830)	7.7%		8.6%
Depreciation & amortization	(19,068)	(18,778)	(16,359)	16.6%		1.5%
Operating expenses[1]	(178,958)	(174,511)	(170,832)	4.8%		2.5%
Impairment of property, plant and equipment	(5,295)	(165)	(10)	54,619%		3,109%
Branches	405	406	464	(12.7%)		(0.2%)
Standard	261	264	278	(6.1%)		(1.1%)
WorkCafé	9	7	—	—%		28,6%
Middle-market centers	8	8	8	—%		—%
Select	53	53	54	(1.9%)		—%
Banefe & other payment centers	74	74	124	(40.3%)		—%
ATMs	937	1,059	1,406	(33.4%)		(11.5%)
Employees	11,052	11,068	11,557	(4.4%)		(0.1%)
Efficiency ratio[2]	40.2%	40.4%	41.1%	+89	bp	+20	bp
YTD Efficiency ratio[2]	40.2%	40.2%	42.1%	+195	bp	—
Volumes per branch (Ch$mn)[3]	117,590	114,313	101,096	16.3%		2.9%
Volumes per employee (Ch$mn)[4]	4,309	4,193	4,059	6.2%		2.8%
YTD Cost / Assets[5]	1.9%	1.9%	1.9%

1. Excluding Impairment and Other operating expenses.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Loans + deposits over total branches.

4. Loans + deposits over total employees.

5. Operating expenses as defined in footnote 1 above, annualized / Total assets.

Personnel expenses increased 1.2% YoY and fell 0.5% QoQ in 3Q17. On a YoY basis, the slight increase in personnel expenses is mainly due to the rise in salaries as they are adjusted according to CPI inflation. However this has been offset by a 4.4% decrease in total headcount in the last twelve months.

Administrative expenses increased 7.7% YoY and 8.6% QoQ in 3Q17. The increase is explained by expenses related to the optimization of our branch network and other initiatives to help jump-start business growth, such as marketing. We continue to downsize Santander Banefe’s branches and expect to finish closing all of them by year-end. We also accelerated the pace of openings of our new WorkCafé format that is significantly more productive than a traditional branch. As of September we had 9 and by year-end we expect to have a total of 20 WorkCafe branches. In total, in the last twelve months, 12.7% of the Bank’s branch network was closed. The Bank also continued to remove money losing ATMs, eliminating 33.4% of them.

This quarter we also launched another digital milestone, our 100% Digital Onboarding platform. This platform allows non-clients to become a client of the Bank vía our APP using Touch ID or the web page, ensuring automatic credit scoring and data check. In less than 5 minutes a non-client can become a client and acquire a product. This system is 100% digital with zero human involvement in the client acquiring process.

Amortization expenses increased 16.6% YoY. This rise was mainly due to the investment in software and digital banking the Bank is carrying out as part of our plan to improve productivity and efficiency.

In the quarter, the Bank also performed a one-time impairment of Ch$5.3 billion of obsolete software and fixed assets.

Other operating income, net & corporate tax

Other operating income, net, totaled a gain of Ch$20,198 million in 3Q17, an net increase of 259.7% compared to 2Q17 which is explained by the extraordinary income in the third quarter of Ch$20.8bn due to the sale of repossessed assets by Bansa S.A., a company that is consolidated by the Bank due to control, but not ownership. For the purposes of consolidation, this one-time income forms part of the net income attributable to minority interest and has no impact on net income attributable to shareholders or shareholders’ equity. The decrease in other operating expenses of 46.9% QoQ is due to a one-time charge of Ch$12 billion related to extraordinary severance expenses recognized in 2Q17 as part of the Bank’s efforts to control costs.

  Other operating income, net and corporate tax

 (Ch$ Million)

	Quarter			Change%
	3Q17	2Q17	3Q16	3Q17 / 3Q16	3Q17 / 2Q17
Other operating income	38,871	16,049	3,984	875.7%	142.2%
Other operating expenses	(18,673)	(35,181)	(16,628)	12.3%	(46.9%)
Other operating income, net	20,198	(19,132)	(12,644)	—%	—%
Income from investments in associates and other companies	1,349	885	1,076	25.4%	52.4%
Income tax income (expense)	(37,271)	(31,143)	(29,218)	27.6%	19.7%
Effective income tax rate	19.6%	17.1%	19.2%

Income tax expenses in 3Q17 totaled Ch$37,271 million, an increase of 19.7% compared to 2Q17 and an increase of 25.4% compared to 3Q16. The effective tax rate reached 19.1% in 9M17 compared to 18.0% in 9M16. The rise in the effective tax rate was mainly due to: (i) the higher statutory tax rate. The statutory corporate tax rate in 2017 increased to 25.5% compared to 24% in 2016 and; (ii) the lower inflation rate in 9M17 (-0.03%) compared to 9M16 (+2.2%), which results in a lower price level restatement charge to taxable income, since for tax purposes the Bank must readjust its capital for inflation; (iii) income tax includes tax recognized over the one-time gain recognized by Bansa S.A. which as mentioned before is attributable to minority interest and not shareholders.

   YTD income tax1

(Ch$ Million)

			Change%
	9M17	9M16	9M17 / 9M16
Net income before tax	552,460	445,477	24.0%
Price level restatement of capital[2]	(14,708)	(22,934)	(35.9%)
Net income before tax adjusted for price level restatement	537,752	422,543	27.3%
Statutory Tax rate	25.5%	24.0%	6.3%
Income tax expense at Statutory rate	(140,877)	(106,914)	31.8%
Tax benefits[3]	35,256	26,920	31.0%
Income tax	(105,622)	(79,994)	32.0%
Effective tax rate	19.1%	18.0%

1. This table is for informational purposes only. Please refer to note 12 in our interim financials for more details.

2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.

3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

Section 6: Credit risk ratings

International ratings

The Bank has credit ratings from three leading international agencies.

Moody’s	Rating
Bank Deposit	Aa3/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	Aa3
Commercial Paper	P-1
Outlook	Negative

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Negative

Fitch	Rating
Foreign Currency Long-term Debt	A
Local Currency Long-term Debt	A
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	A
Outlook	Stable

Local ratings

Our local ratings are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Section 7: Share performance

As of September 30, 2017

Ownership Structure:

Total Shareholder Return

Santander ADR vs. SP500 (Base 100 = 12/31/2016)

ADR price (US$) 9M17

9/30/17:	29.71
Maximum (9M17):	30.49
Minimum (9M17):	21.36

Market Capitalization: US$13,997million

P/E 12month trailing*:	17.1
P/BV (9/30/16)**:	3.1
Dividend yield***:	4.5%

*	Price as of September 30, 2017 / 12mth. earnings
**	Price as of September 30, 2017/Book value as of 9/30/17
***	Based on closing price on record date of last dividend payment.

Average daily traded volumes 9M17

US$ million

Total Shareholder Return

Santander vs IPSA Index (Base 100 = 12/31/2016)

Local share price (Ch$) 9M17

9/30/17:	47.59
Maximum (9M17):	48.75
Minimum (9M17):	41.17

Dividends:

Year paid	Ch$/share	% of previous year’s earnings
2014:	1.41	60%
2015:	1.75	60%
2016:	1.79	75%
2017:	1.75	70%

Annex 1: Balance sheet

   Unaudited Balance Sheet

	Sept-17	Sept-17	Dec-16	Sept-16	Sept-17/Dec16	Sep-17/Sep-16
	US$ Ths[1]	Ch$ Million			% Chg.
Cash and deposits in banks	2,110,404	1,348,865	2,279,389	1,448,323	(40.8%)	(6.9%)
Cash items in process of collection	941,383	601,685	495,283	795,584	21.5%	(24.4%)
Trading investments	751,476	480,306	396,987	240,838	21.0%	99.4%
Investments under resale agreements	—	—	6,736	—	—%	—%
Financial derivative contracts	3,318,935	2,121,297	2,500,782	2,844,172	(15.2%)	(25.4%)
Interbank loans, net	435,025	278,046	272,635	276,515	2.0%	0.6%
Loans and account receivables from customers, net	41,734,363	26,674,518	26,113,485	25,779,153	2.15%	3.5%
Available for sale investments	3,329,300	2,127,922	3,388,906	2,840,787	(37.2%)	(25.1%)
Held-to-maturity investments	—	—	—	—	—%	—%
Investments in associates and other companies	41,679	26,639	23,780	23,402	12.0%	13.8%
Intangible assets	92,485	59,112	58,085	56,840	1.8%	4.0%
Property, plant and equipment	354,996	226,896	257,379	233,785	(11.8%)	(2.9%)
Current taxes	—	—	—	—	—%	—%
Deferred taxes	596,918	381,520	372,699	349,187	2.4%	9.3%
Other assets	1,292,199	825,909	840,499	911,666	(1.7%)	(9.4%)
Total Assets	54,999,163	35,152,715	37,006,645	35,800,252	(5.0%)	(1.8%)

Deposits and other demand liabilities	11,375,266	7,270,501	7,539,315	6,913,452	(3.6%)	5.2%
Cash items in process of being cleared	803,753	513,719	288,473	579,293	78.1%	(11.3%)
Obligations under repurchase agreements	230,799	147,515	212,437	62,412	(30.6%)	136.4%
Time deposits and other time liabilities	19,700,964	12,591,871	13,151,709	13,126,798	(4.3%)	(4.1%)
Financial derivatives contracts	3,045,831	1,946,743	2,292,161	2,649,431	(15.1%)	(26.5%)
Interbank borrowings	2,192,157	1,401,117	1,916,368	1,433,312	(26.9%)	(2.2%)
Issued debt instruments	10,795,996	6,900,261	7,326,372	6,889,770	(5.8%)	0.2%
Other financial liabilities	353,313	225,820	240,016	214,867	(5.9%)	5.1%
Current taxes	16,012	10,234	29,294	9,434	(65.1%)	8.5%
Deferred taxes	10,738	6,863	7,686	12,651	(10.7%)	(45.8%)
Provisions	433,541	277,098	308,982	265,255	(10.3%)	4.5%
Other liabilities	1,318,301	842,592	795,785	817,748	5.9%	3.0%
Total Liabilities	50,276,671	32,134,334	34,108,598	32,974,423	(5.8%)	(2.5%)

Equity
Capital	1,394,513	891,303	891,303	891,303	—%	0.0%
Reserves	2,787,793	1,781,818	1,640,112	1,640,112	—%	8.6%
Valuation adjustments	(3,566)	(2,279)	6,640	8,091	—%	(128.2%)
Retained Earnings:
Retained earnings from prior years	—	—	—	—	—%	—%
Income for the period	672,983	430,137	472,351	363,718	(8.9%)	18.3%
Minus: Provision for mandatory dividends	(201,895)	(129,041)	(141,700)	(109,115)	(8.9%)	18.3%
Total Shareholders’ Equity	4,649,829	2,971,938	2,868,706	2,794,109	3.6%	6.4%
Non-controlling interest	72,664	46,443	29,341	31,720	58.3%	46.4%
Total Equity	4,722,492	3,018,381	2,898,047	2,825,829	4.2%	6.8%
Total Liabilities and Equity	54,999,163	35,152,715	37,006,645	35,800,252	(5.0%)	(1.8%)

1. The exchange rate used to calculate the figures in dollars was Ch$639.15 / US$1

Annex 2: YTD income statements

   Unaudited YTD Income Statement

	Sept-17	Sept-17	Sept-16	Sept-17/Sept-16
	US$ Ths[1]	Ch$ Million		% Chg.
Interest income	2,400,293	1,534,147	1,610,714	(4.8%)
Interest expense	(866,709)	(553,957)	(645,997)	(14.2%)
Net interest income	1,533,584	980,190	964,717	1.6%
Fee and commission income	537,041	343,250	318,997	7.6%
Fee and commission expense	(204,157)	(130,487)	(127,710)	2.2%
Net fee and commission income	332,884	212,763	191,287	11.2%
Net income (expense) from financial operations	82,818	52,933	(292,184)	(118.1%)
Net foreign exchange gain	91,755	58,645	394,995	(85.2%)
Total financial transactions, net	174,572	111,578	102,811	8.5%
Other operating income	106,296	67,939	13,843	390.8%
Net operating profit before provisions for loan losses	2,147,336	1,372,470	1,272,658	7.8%
Provision for loan losses	(347,962)	(222,400)	(255,573)	(13.0%)
Net operating profit	1,799,374	1,150,070	1,017,085	13.1%
Personnel salaries and expenses	(461,364)	(294,881)	(293,827)	0.4%
Administrative expenses	(268,951)	(171,900)	(168,515)	2.0%
Depreciation and amortization	(86,784)	(55,468)	(46,547)	19.2%
Op. expenses excl. Impairment and Other operating expenses	(817,099)	(522,249)	(508,889)	2.6%
Impairment of property, plant and equipment	(8,830)	(5,644)	(95)	—%
Other operating expenses	(113,699)	(72,671)	(64,872)	12.0%
Total operating expenses	(939,629)	(600,564)	(573,856)	4.7%
Operating income	859,745	549,506	443,229	24.0%
Income from investments in associates and other companies	4,622	2,954	2,248	31.4%
Income before tax	864,367	552,460	445,477	24.0%
Income tax expense	(165,254)	(105,622)	(79,994)	32.0%
Net income from ordinary activities	699,113	446,838	365,483	22.3%
Net income discontinued operations	—	—	—	—%
Net income attributable to:
Non-controlling interest	26,130	16,701	1,765	846.2%
Net income attributable to equity holders of the Bank	672,983	430,137	363,718	18.3%

1. The exchange rate used to calculate the figures in dollars was Ch$639.15 / US$1

Annex 3: Quarterly income statements

  Unaudited Quarterly Income Statement

	3Q17	3Q17	2Q17	3Q16	3Q17/3Q16	3Q17/2Q17
	US$ Ths[1]	Ch$ Million			% Chg.
Interest income	718,617	459,304	550,875	535,777	(14.3%)	(16.6%)
Interest expense	(221,737)	(141,723)	(206,841)	(212,370)	(33.3%)	(31.5%)
Net interest income	496,880	317,581	344,034	323,407	(1.8%)	(7.7%)
Fee and commission income	175,840	112,388	115,567	108,842	3.3%	(2.8%)
Fee and commission expense	(69,289)	(44,286)	(43,729)	(44,418)	(0.3%)	1.3%
Net fee and commission income	106,551	68,102	71,838	64,424	5.7%	(5.2%)
Net income (expense) from financial operations	75,153	48,034	3,623	(158,191)	(130.4%)	1225.8%
Net foreign exchange gain	(13,444)	(8,593)	31,782	198,880	(104.3%)	(127.0%)
Total financial transactions, net	61,709	39,441	35,405	40,689	(3.1%)	11.4%
Other operating income	60,817	38,871	16,049	3,984	875.7%	142.2%
Net operating profit before provisions for loan losses	725,956	463,995	467,326	432,504	7.3%	(0.7%)
Provision for loan losses	(112,693)	(72,028)	(76,510)	(94,211)	(23.5%)	(5.9%)
Net operating profit	613,263	391,967	390,816	338,293	15.9%	0.3%
Personnel salaries and expenses	(157,796)	(100,855)	(101,350)	(99,643)	1.2%	(0.5%)
Administrative expenses	(92,365)	(59,035)	(54,383)	(54,830)	7.7%	8.6%
Depreciation and amortization	(29,833)	(19,068)	(18,778)	(16,359)	16.6%	1.5%
Op. expenses excl. Impairment and Other operating expenses	(279,994)	(178,958)	(174,511)	(170,832)	4.8%	2.5%
Impairment of property, plant and equipment	(8,284)	(5,295)	(165)	(10)	54619.1%	3109.1%
Other operating expenses	(29,215)	(18,673)	(35,181)	(16,628)	12.3%	(46.9%)
Total operating expenses	(317,494)	(202,926)	(209,857)	(187,470)	8.2%	(3.3%)
Operating income	295,769	189,041	180,959	150,823	25.3%	4.5%
Income from investments in associates and other companies	2,111	1,349	885	1,076	25.4%	52.4%
Income before tax	297,880	190,390	181,844	151,899	25.3%	4.7%
Income tax expense	(58,313)	(37,271)	(31,143)	(29,218)	27.6%	19.7%
Net income from ordinary activities	239,567	153,119	150,701	122,681	24.8%	1.6%
Net income discontinued operations	—	—	—	—
Net income attributable to:
Non-controlling interest	24,709	15,793	265	702	2149.7%	5859.6%
Net income attributable to equity holders of the Bank	214,857	137,326	150,436	121,979	12.6%	(8.7%)

1. The exchange rate used to calculate the figures in dollars was Ch$639.15/ US$1

Annex 4: Quarterly evolution of main ratios and other information

(Ch$ millions)
	Sep-16	Dec-16	Mar-17	Jun-17	Sep-17
Loans
Consumer loans	4,311,786	4,446,803	4,502,447	4,469,821	4,477,196
Residential mortgage loans	8,471,975	8,619,356	8,747,324	8,861,371	8,935,539
Commercial loans	13,807,911	13,867,465	13,850,836	13,589,218	14,070,635
Interbank loans	276,703	272,807	352,044	235,614	278,215
Total loans (including interbank)	26,868,375	27,206,431	27,452,650	27,156,024	27,761,585
Allowance for loan losses	(812,707)	(820,311)	(806,005)	(799,442)	(809,021)
Total loans, net of allowances	26,055,668	26,386,120	26,646,646	26,356,582	26,952,564

Deposits
Demand deposits	6,913,452	7,539,315	7,408,618	7,195,893	7,270,501
Time deposits	13,126,798	13,151,709	12,700,210	12,059,284	12,591,871
Total deposits	20,040,250	20,691,024	20,108,828	19,255,177	19,862,372
Mutual funds (Off balance sheet)	5,269,815	5,026,068	5,489,733	5,562,941	5,524,308
Total customer funds	25,310,065	25,717,092	25,598,561	24,818,118	25,386,680
Loans / Deposits[1]	95.6%	92.1%	95.7%	100.3%	101.0%

Average balances
Avg. interest earning assets	28,979,918	29,901,912	30,381,349	29,917,800	29,572,180
Avg. Loans	26,550,078	26,952,880	27,246,674	27,036,649	27,149,550
Avg. assets	35,869,635	36,163,077	36,629,695	35,860,060	35,124,476
Avg. demand deposits	7,132,397	7,094,735	7,370,951	7,451,784	7,224,320
Avg equity	2,755,631	2,833,913	2,914,173	2,887,236	2,926,402
Avg. free funds	9,888,028	9,928,649	10,285,124	10,339,020	10,150,722

Capitalization
Risk weighted assets	27,130,807	27,237,835	27,492,643	27.133.274	27,863,424
Tier I (Shareholders’ equity)	2,794,109	2,868,706	2,968,491	2,895,250	2,971,938
Tier II	786,936	789,001	792,549	799,032	814,651
Regulatory capital	3,581,046	3,657,707	3,761,040	3,694,282	3,786,590
Tier I ratio	10.3%	10.5%	10.8%	10.7%	10.7%
BIS ratio	13.2%	13.4%	13.7%	13.6%	13.6%

Profitability & Efficiency
Net interest margin (NIM)[2]	4.5%	4.2%	4.2%	4.6%	4.3%
Client NIM[3]	4.9%	4.8%	4.8%	5.0%	5.0%
Efficiency ratio[4]	41.1%	44.3%	40.0%	40.4%	40.2%
Costs / assets[5]	1.9%	1.9%	1.8%	1.9%	2.0%
Avg. Demand deposits / interest earning assets	24.6%	23.7%	24.3%	24.9%	24.4%
Return on avg. equity	17.7%	15.3%	19.5%	20.8%	18.8%
Return on avg. assets	1.4%	1.2%	1.6%	1.6%	1.6%
Return on RWA	1.8%	1.6%	2.1%	2.2%	2.0%

(Ch$ millions)
	Sep-16	Dec-16	Mar-17	Jun-17	Sep-17
Asset quality
Impaired loans[6]	1,594,267	1,615,441	1,667,145	1,705,257	1,788,049
Non-performing loans (NPLs) [7]	556,965	564,131	594,855	587,107	589,580
Past due loans[8]	336,337	324,312	330,207	260,830	267,873
Loan loss reserves	812,707	820,311	806,005	799,442	809,021
Impaired loans / total loans	5.9%	5.9%	6.1%	6.3%	6.4%
NPLs / total loans	2.1%	2.1%	2.2%	2.2%	2.1%
PDL / total loans	1.3%	1.2%	1.2%	0.96%	0.96%
Coverage of NPLs (Loan loss allowance / NPLs)	145.9%	145.4%	135.5%	136.2%	137.2%
Coverage of PDLs (Loan loss allowance / PDLs)	241.6%	252.9%	244.1%	306.5%	302.0%
Risk index (Loan loss allowances / Loans) [9]	3.0%	3.0%	2.9%	2.9%	2.9%
Cost of credit (prov expense annualized / avg. loans)	1.4%	1.3%	1.1%	1.1%	1.1%

Network
Branches	464	434	415	406	405
ATMs	1,406	1,295	1,288	1,059	937
Employees	11,557	11,354	11,229	11,068	11,052

Market information (period-end)
Net income per share (Ch$)	0.65	0.58	0.76	0.80	0.73
Net income per ADR (US$)	0.39	0.35	0.46	0.48	0.46
Stock price	34.04	37.26	41.37	42.24	47.59
ADR price	20.69	21.87	25.08	25.41	29.71
Market capitalization (US$mn)	9,747	10,303	11,816	11,971	13,997
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446	188,446
ADRs (1 ADR = 400 shares)	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate[10]	0.6%	0.5%	0.5%	0.7%	-0.03%
Central Bank monetary policy reference rate (nominal)	3.50%	3.50%	3.00%	2.50%	2.50%
Observed Exchange rate (Ch$/US$) (period-end)	659.08	660.00	662.66	663.80	639.15

1. Ratio =(Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits)

2. NIM = Net interest income annualized divided by interest earning assets

3. Client NIM = Net interest income from reporting segments annualized over average loans

4. Efficiency ratio =(Net interest income+ net fee and commission income +financial transactions net + Other operating income +other operating expenses) divided by (Personnel expenses + administrative expenses + depreciation). Excludes impairment charges

5. Costs / assets = (Personnel expenses + adm. Expenses + depreciation) / Total assets

6. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

7. Capital + future interest of all loans with one installment 90 days or more overdue.

8. Total installments plus lines of credit more than 90 days overdue.

9. Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index.

10. Calculated using the variation of the Unidad de Fomento (UF) in the period.